Exhibit 99.2

For Immediate Release
News Release

TransAlta announces pricing of US $300 million senior notes offering

CALGARY, Alberta (March 9, 2010) — TransAlta Corporation (TSX: TA; NYSE: TAC) (“TransAlta”) today announced it has priced an offering of US$300 million in aggregate principal amount of 6.500% senior notes due 2040 at an issue price equal to 98.648% of the principal amount of the notes. TransAlta intends to use the net proceeds from the offering to repay borrowings under existing credit facilities and for general corporate purposes. The notes are expected to be rated BBB by Standard & Poor’s Rating Services, a division of McGraw-Hill, Inc., and Baa2 by Moody’s Investor Service Inc. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and Wells Fargo Securities, LLC are joint book-running managers for the offering. A copy of the short form base shelf prospectus and the prospectus supplement relating to the offering may be obtained from Citigroup Global Markets Inc., Attention: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220 (1-877-858-5407), HSBC Securities (USA) Inc., Attention: Transaction Management Group, c/o Broadridge, 1155 Long Island Avenue, Bay 1-7, Edgewood, New York 11717 (1-866-811-8049) or Wells Fargo Securities, LLC, Attention: Syndicate Operations; 1525 West W.T. Harris Blvd., NC0675, Charlotte, North Carolina, 28262 (1-800-326-5897) or via email: prospectus.specialrequests@wachovia.com.

The offering of the notes was made under TransAlta’s US$1.0 billion base shelf registration that was effective November 18, 2008.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About TransAlta

TransAlta is a corporation amalgamated under the Canada Business Corporations Act. The registered office and principal place of business of TransAlta are at 110 — 12th Avenue S.W., Calgary, Alberta, Canada T2P 2M1. TransAlta generates and markets electricity in Canada, the United States and Australia through its portfolio of facilities fueled by coal, natural gas, hydroelectric, wind and geothermal resources.

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate,” “believe,” “expect,” “plan,” “intend,” “forecast,” “target, “ “project,” “guidance,” “may,” “will,” “should,” “could,” “estimate,” “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, the expected closing date, the anticipated proceeds of the offering and the use of those proceeds.

Forward-looking statements and information contained in this press release are based on our current beliefs as well as assumptions we have made and information currently available to us.  Although we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

By their very nature, the forward-looking statements included in this press release involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved, including, without limitation, the failure to close the offering discussed herein on the terms disclosed herein or at all and the failure to use the proceeds of the offering as disclosed herein. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements as may be found under the heading “Risk Factors” in our annual information form for the year ended December 31, 2009 and under the heading “Risk Factors” in our management’s discussion and analysis for the year ended December 31, 2009.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to TransAlta, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this document and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

For more information:

Media inquiries:	Investor inquiries:
Michael Lawrence	Jess Nieukerk
Manager, Media Relations	Manager, Investor Relations
Phone: (403) 267-7330	Phone: (403) 267-3607
Email: michael_lawrence@transalta.com	Email: investor_relations@transalta.com